

MAIL STOP 3561

October 12, 2007

Robert J. Hanks
Chief Executive Officer
Harbor Acquisition Corporation
One Boston Place, Suite 3630
Boston, Massachusetts 02108

RE: Harbor Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
Amendment 6 Filed September 12, 2007
File No. 001-32688

Dear Mr. Hanks:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment three from our letter dated August 24, 2007. Please disclose the costs involved for the conversion procedures, such as the $25 to $40 fee charged by certain brokerage firms. Your revised disclosure should clarify that electing conversion may be cost prohibitive for shareholders owning Harbor shares with a total conversion value of approximately $40.

2.   We note your response to comment two from our letter dated August 24, 2007 that certain brokerage firms have advised that they charge their customers a fee of $25 – $40 per conversion for complying with your proposed conversion procedures. Please disclose the extent to which Harbor's IPO prospectus contained disclosure that the company could set terms for any IPO shareholder wishing to convert that could cost such shareholder several times more than the price paid for an individual unit in Harbor's IPO.

If you conclude that Harbor's IPO prospectus did not discuss such possibility, please also disclose the potential consequences, including any liabilities, to the company and its stockholders.

3.   We note your response to comment four from our letter dated August 24, 2007 that the bank or broker should deliver the conversion certificate to Continental by fax, mail or delivery service (and therefore not by e-mail) by the close of business on the day prior to the meeting date. Please disclose, based on your communications with brokerage firms or otherwise, the latest date by which shareholders must deliver the necessary elements of the conversion process to their bank or broker to be able to convert.

Questions and Answers About the Proposals, page 1

4.   We note your response to comment seven from our letter dated August 24, 2007 and your revised disclosure on pages six, 25, 37, 63, 98, and 191. Please advise us, based on the payments and distributions which New England Capital Partners has paid to date to the SBA and its limited partners and the current estimated value of that fund's remaining investments, why it is uncertain whether that fund will ever be able to pay any such profits distributions to its general partner (and therefore indirectly to Messrs. Hanks, Dullum, Fitzpatrick and Young). Please revise to briefly explain the reason for the uncertainty.

5.   We note your response to comment nine from our letter dated August 24, 2007. It is still unclear whether the Board of Directors considered Elmet's leveraged nature or compared it to the level of debt of comparable companies or other targets of Harbor. Please revise to clearly indicate, if true, that the Board of Directors did not consider—whether or not upon the direction of Elmet or Bigelow—Elmet's significant debt in determining the appropriate purchase price.

6.   We note your response to comment 11 from our letter dated August 24, 2007.

Please revise the disclosure within your Answer to the Question "Are there any existing relationships between Elmet and Harbor's directors and officers and their affiliates?" currently located on page five to clearly indicate that, prior the effectiveness of your IPO prospectus, three of your directors and two of your executive officers were each aware of Elmet's decision to explore a recapitalization or sale and Robert Hanks, your chief executive officer and one of your directors, was additionally aware that Elmet had selected an investment banker and planned to prepare a confidential descriptive memorandum for potential investors or buyers.

Harbor's Selected Historical Financial Information, page 30

7.   We note that your disclosure indicates that Harbor's interest income was zero and its net loss per share was $0.04 for the six months ended June 30, 2006, while the statement of operations for this period reflects interest income of $638,984 and net income per share of $0.04. Please revise your disclosure accordingly.

Factors Considered by Our Board of Directors in Approving the Acquisition, page 73

8.   We note the reconciliation of net income to adjusted EBITDA on page 79. For the six months ended July 2, 2006 and July 1, 2007, we note that you have included the change in the fair value of the interest rate swaps in interest expense, while you have excluded these amounts from interest expense for the other periods presented. Please revise your disclosure to use a consistent basis of presentation, and if the change in the fair value of the interest rate swaps is included in interest expense for each period, please revise your disclosure to indicate this.

Pro Forma Financial Statements, page 118

9.   We note your disclosure on page 5 that under the stock purchase agreement, nine existing Elmet stockholders will initially retain approximately 12% of the outstanding Elmet shares, subject to a put right based on the agreed upon merger consideration. Since less than all of the outstanding shares of Elmet will be acquired at the date of consummation, please tell us why the pro forma financial statements do not reflect a minority interest. Revise your disclosures as appropriate.

10.   We note that your preliminary purchase price allocation reflects $90.2 million of goodwill and $2.0 million of identifiable intangible assets. As previously noted, we believe that situations in which the substantial majority of the purchase price for a business combination would be appropriately allocated to goodwill are rare. Please confirm that prior to finalizing the purchase price allocation you will search for and identify all of the assets acquired and liabilities assumed, including intangible assets that meet the recognition criteria in paragraph 39 of SFAS 141. Note that paragraph A14 of SFAS 141 provides an illustrative (but not all-inclusive) list of intangible assets that should be considered prior to finalizing the purchase price allocation.

11.   We note your disclosure for pro forma income statement adjustments (i) and (q). Please tell us how you determined that an adjustment of $576,000 to depreciation expense would be appropriate for an annual period, but that only $83,000 would be appropriate for a six month period. Revise your disclosures as appropriate.

12.   We note your disclosure on page 128 indicating that certain values have been assigned to the assets that will be acquired from Elmet based on independent appraisals. Please confirm that to the extent that reference is made to the use of independent appraisals, valuation specialists or other experts in a registration statement or Exchange Act report, you will identify the expert(s) used and file the consent of the expert(s) as an Exhibit to the registration statement or Exchange Act report, as applicable.

Compensation of Elmet Management, page 143

13.   We note your disclosure on page 144 that Elmet designed its compensation programs to provide compensation that is competitive with "similarly situated" companies. Please identify the specific elements benchmarked, including whether you benchmarked total compensation, and identify any companies and industries used for benchmarking. See Regulation S-K Item 402(b)(2)(xiv).

Base Salary, page 144
Annual Cash Incentive Bonuses, page 145

14.   Please revise your disclosure to specifically address how the company arrived at the amounts awarded to, earned by, or paid to each of the named executive officers. Address how the results for each of the noted compensation performance elements support the base and incentive compensation awarded to each executive officer.

When discussing each element of your named executive officers' compensation, please provide a more detailed analysis of how the company determined the amount of each element to pay to the named executive officers in 2006. See Regulation S-K Item 402(b)(1)(v). For example, clarify how you calculated the annual bonus that was paid to each of your named executive officers in 2006, based on the factors discussed in your summary of the annual cash incentive compensation. You should revise your compensation discussion and analysis to not only explain the elements of executive officer compensation, but to also analyze how those elements are calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. Furthermore, for all of your performance-based compensation elements, clarify what goals and targets were exceeded, achieved, or underachieved for each named executive officer, and how the performance results for each element support the compensation.

15.   Please briefly describe the reasons for increasing the available bonus awards from 50% of each management team member's salary in 2006, to 100% of each management team member's salary in 2007.

Management's Discussion and Analysis, page 150

16.   We note your tabular disclosure at the bottom of page 154. We note that various amounts included in the July 2, 2006 column of this table do not agree with the statement of cash flows for this period on page F-40. Please revise your disclosures as appropriate.

Anticipated Director Compensation, page 183

17.   Please discuss your proposed 2006 incentive compensation plan. Please explain the purpose of this plan and how it fits into your overall compensation philosophy and objectives.

Financial Statements, page F-1
Statement of Cash Flows, page F-65

18.   We note that your supplemental disclosure of non-cash financing activities reflects the accrual of $1.62 million of deferred underwriting fees during the six months ended June 30, 2007, while the balance of deferred underwriting fees remained constant during this period. Please revise your disclosures accordingly.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or James Lopez, who supervised the review of your filing, at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc: John D. Chambliss (by facsimile)
        Facsimile: 617-305-3160